UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70072

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/23/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D-MERC SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15000 W 6TH AVE, SUITE 203
(No. and Street)

GOLDEN CO 80401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LORI SARIAN 720-360-4784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUMMIT LLC
(Name – *if individual, state last, first, middle name*)

999 18TH STREET, SUITE 3000 DENVER CO 80202
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 05 2020
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LORI SARIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D-MERC SERVICES LLC, as of FEBRUARY 28, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLIVIA GUADALUPE MARTINEZ
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20194017304
MY COMMISSION EXPIRES MAY 7, 2023

Signature

MANAGING PARTNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D-Merc Services LLC

Table of Contents

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Members of
D-Merc Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D-Merc Services LLC as of December 31, 2019, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of D-Merc Services LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D-Merc Services LLC's management. Our responsibility is to express an opinion on D-Merc Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D-Merc Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of D-Merc Services LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of D-Merc Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
February 27, 2020

D-Merc Services LLC

Statement of Financial Condition

(For the Period from inception December 18, 2017 through December 31, 2019)

Assets

Assets	
Cash	$26,859
Total Assets	**$26,859**

Liabilities and Members' Equity

Liabilities	
Accrued Expenses	$12,000
Accounts Payable	$899
Total Liabilities	**$12,899**
Commitments	
Equity	
Retained earnings	($7,583)
Member's Contribution	$50,000
Net Loss	($28,457)
Total Member's Equity	$13,960
Total Liabilities and Member's equity	**$26,859**

D-Merc Services LLC

Statement of Loss

(For the Period from inception December 18, 2017 through December 31, 2019)

Income	
Commission Revenue	$226,978
Total Income	**$226,978**
Expenses	
Commissions	182,924
Contract Labor	13,567
Outside Services	10,435
Office Operating Supplies	698
Rent	3,098
Service Charge Refunds	2,785
Web CRD - Broker/Dealer Expenses	19,312
Advertising & Promotion	2,203
Business Insurance	680
Licenses & Permits	70
Bank & Merchant Processing Fees	83
Legal & Accounting	14,790
Computer & Software Expense	4,004
Dues & Subscriptions	785
Total Expenses	**$58,944**
Net Loss	**($28,457)**

D-Merc Services LLC

Statement of Cash Flows

(For the period from inception December 18, 2017
through December 31, 2019)

Operating Activities	
Net Loss	($28,457)
Adjustments to reconcile Net income to Net Cash provided by operations	
Accrued Expenses	$12,000
Accounts Payable	$899
Net Cash Provided by Operating Activities	($15,558)
Financing Activities	
Member's Contribution	$50,000
Net Cash Provided by Financing Activities	$50,000
Net Cash Increase for the Period	**$34,442**
Cash at beginning of period	$0
Retained Earnings	($7,583)
Cash at end of Period	**$26,859**

Statement of Changes in Members' Equity

(For the Period from inception December 18, 2017 through December 31, 2019)

[1]Capital contributions during the period	$ 50,000
Net Loss for the period	($28,457)
Balance at the end of the period	**$ 21,543**

Notes to Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies

D-Merc Services LLC (the "Company") is a Colorado limited liability corporation established on December 12, 2017. In 2019 the Company underwent the New Member Application ("NMA") process with the Financial Industry Regulatory Authority ("FINRA") and was subsequently approved on April 23, 2019 and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. The Company's primary operation is the retail trading on behalf of customer accounts and the Company does not trade securities of its own accounts.

The types of securities traded by the Company are alternative securities which include Direct Participation Programs ("DPP") and the universe of these securities includes, oil & gas ("O&G"), private placements, Real Estate Investment Trusts ("REITs"), private offerings, private equity, private debt, 1031 Tax Exchanges, Church Bonds, Tenants-In-Common ("TICs"), Business Development Companies ("BDCs"), Delaware Statutory Trusts ("DSTs"), Opportunity Funds ("OPPs"), Closed-End Funds ("CEFs"), Funds of Funds ("FOFs") and Venture Capital Funds ("VCFs") among other similar security types.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule § 240.15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company may and does utilize a bank, Happy State Bank, d/b/a GoldStar Trust Company ("GoldStar"), for the clearing and settlement of all transactions on behalf of customers on a fully disclosed basis with GoldStar and either promptly transmits all customer funds and securities to GoldStar or customer funds and securities are delivered directly to GoldStar by the customers. GoldStar carries all of the funds on behalf of the Company's

[1] The Company made two deposits on January 18, 2018 in the amount of $15,000 and January 18, 2019 in the amount of $35,000, respectively. These funds were required by FINRA to be on deposit prior to the Company being granted regulatory approval to operate its business.

accounts of customers and maintains and preserves related books and records memorializing customer funds.

Note 2: Related Parties and Parent

Parent

The Company is wholly owned by More Cowbell LLC, a limited liability company formed on January 28, 2007 under the laws of Colorado, filed pursuant to § 7-80-203 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.). More Cowbell shares the same address as the Company and acts solely as a holding company on behalf of the Company.

Prodigious LLC

The Company maintains a relationship with its affiliate, Prodigious LLC. Prodigious is a Limited Liability company formed on November 13, 2000 under the laws of the State of Florida. Prodigious is an operating entity affiliated with the Company by virtue of ownership, office space, equipment and the collateral use of employees.

Prodigious provides ancillary services on behalf of the financial services industry. The Company utilizes Prodigious for various services. The Company also maintains an Expense Sharing Agreement with Prodigious. See Note 3 below.

Note 3: Expense Sharing Agreement

(a) In 2019 the Company executed an Expense Sharing Agreement (the "Agreement") with its affiliate, Prodigious LLC. The Agreement creates a relationship whereby Prodigious will charge the Company a monthly fee as it relates to the following:

1. The Monthly Invoice shall list the expenses paid by Prodigious on behalf of the Company and which the Company shall reimburse Prodigious each month. The expenses that will be listed on the Monthly Invoice shall include:

2. Rent allocation pertaining to 21% of Prodigious' office square footage in Golden, CO being used by the Company.

3. Charges pertaining to use of Prodigious' in-house computer and software technician which shall be invoiced on a per use basis.

4. Overhead charges pertaining to utilization of certain Prodigious employees as independent contractors. Charges pertain to the base salary of each individual along with their benefits according to utilization of their time by Prodigious.

5. Telephone charges pertaining to a base and increase over time usage of Prodigious' office monthly telecommunication charge.

6. Miscellaneous charge of various administration fees for banking, postage, copies, etc.

(b) It is acknowledged that the expenses paid directly by Prodigious on behalf of the Company will be reflected on the broker-dealer firm's financial statements as reimbursements made to Prodigious pertaining to expenses made on behalf of the broker-dealer.

(c) It is acknowledged that the expenses paid directly by the Company as a broker-dealer firm will be directly reflected on the firm's financial statements.

(d) It is acknowledged that there is no obligation to Prodigious beyond the charges reflected on the Monthly Invoice.

(e) It is acknowledged that all operating expenses paid by Prodigious which are not included in reports filed by D-MERC with the FINRA or SEC will be recorded by Prodigious on a separate Schedule of Costs and maintained pursuant to SEC Rule 17a-4.

Note 4: GoldStar Trust Company ("GoldStar")

Unlike traditional broker-dealers that utilize a clearing broker-dealer for the clearing and settlement of all transactions, the Company has executed an agreement with GoldStar for the purpose of governing the processing by Escrow Agent of certain escrow accounts in connection with the sale of alternative securities facilitated by the Company and shall be an intermediary for all transactions. Under the terms of the agreement with GoldStar, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder.

GoldStar will receive funds from the buyers of alternative securities for deposit into a specified Escrow Account which shall include a copy of the trade confirmation pertaining to the buyer making the deposit. The Company facilitates the manual processes to clear and settle transactions. However, all customer funds for all transactions are held at GoldStar. The Company does not maintain any funds at GoldStar for the purposes of collateral.

Note 5: Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institution (Key Bank).

Securities transactions are initiated on a fully disclosed basis with GoldStar. Under the terms of the agreement with GoldStar, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with GoldStar, the Company seeks to control the risks of its activities and is required to maintain compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from

trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

Note 6: Cash

The Company maintains its cash balance in its primary operating account at Key Bank. The Company continually monitors its balances.

Note 7: Trade Date v. Settlement Date

The Company does not book accruals for commissions receivable or commissions payable as of the trade date. The purpose for this is that the Company transacts business in securities which are not recognized or traded on any nationally recognized exchange. As such, the Company matches sellers to buyers based on a desire to sell and with a best execution protocol.

The control of ownership is dictated by the issuer of these securities, thus there are no compelling forces to compel a corresponding customer and/or a broker-dealer to deliver or to execute trade documents. Even in the event both buyer and seller provide properly executed trade documents, committing to the terms of a trade in writing, the issuer of the security or its transfer agent still have control over approval to transfer. The issuer can determine whether or not they will allow a transfer to occur and can refuse if provided for in their offering memorandum, and this is typical.

Therefore, the Company will not have knowledge as to whether a trade is in good order and accepted by all parties involved, including the transfer agent and/or issuer (since they have the power to deny) until a trade is confirmed. Therefore, the Company settles and books commissions on the date of confirmation.

Note 8: Revenue Recognition and Securities Owned

On April 23, 2019, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue From Contracts With Customers, by applying the modified retrospective method. This change did not affect the timing of recognition of our revenue and there was no cumulative effect adjustment to opening member's equity.

Note 9: Income Taxes

The Company has elected to be treated as a limited liability company (a "partnership") for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company follows the guidance of ASC Topic 740, Accounting for *Uncertainty in Income Taxes.* ASC Topic 740 prescribes a more-likely-than-not recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, and disclosure and transition of uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2019.

Note 10: Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 11: Net Capital Requirements
The Company is subject to Rule § 240.15c3-1 *"Net capital requirements for brokers or dealers."* of the Securities and Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2019, the Company had net capital of $13,960 which was $8,960 in excess of its minimum net capital of $5,000. The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2019 is located at the end of this report. The Company's net capital ratio was 0.9240 to 1.

Note 12: Fair Value Accounting
The Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1:
Quoted prices in active markets for identical assets or liabilities;

Level 2:
Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3:
Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company does not hold securities which would be effected by ASC Topic 820.

Note 13: Subsequent Events
The Company has evaluated all subsequent events through January 31, 2020, which is the date the financial statements were available for issuance and has determined there are no material events requiring recognition or additional disclosure as of that date.

D-Merc Services LLC

Supplemental Information

Schedule I: Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
(December 31, 2019)

Net Capital

Total Ownership Equity from Statement of Financial Condition	$13,960
Net Capital	$13,960

Aggregate Indebtedness

Total A.I. liabilities from Statement of Financial Condition	$12,899
Total Aggregate Indebtedness	$12,899

Computation of Basic Net Capital Requirement

Minimum Dollar Net Capital Requirement	$5,000
Capital in excess of minimum requirement	$8,960
Net capital less the greater of 10% of Total Aggregate indebtedness or 120% of the minimum dollar net capital requirement	$7,960
Ratio of aggregate indebtedness to net capital	.9240

Reconciliation with Company's computation:
The Company had no deductions or liabilities which would affect its Total Net Capital. There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
D-Merc Services LLC

We have reviewed management's statements as of and for the year ending December 31, 2019, included in the accompanying Exemption Report, in which (1) D-Merc Services LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which D-Merc Services LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) D-Merc Services LLC stated that D-Merc Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. D-Merc Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D-Merc Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado

February 27, 2020

D-Merc Services LLC Exemption Report

D-Merc Services LLC Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

- The Company had no obligations under 17 C.F.R. § 240.1503-3 throughout the most recent fiscal year without exception.

I, Lori Sarian, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lori Sarian, Managing Partner

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of D-Merc Services LLC
15000 West 6th Ave, Suite 203
Golden, CO 80401

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by D-Merc Services LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
February 27, 2020

SIPC-6
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(36-REV 12/18)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2464********************MIXED AADC 220
70072 FINRA DEC
D-MERC SERVICES LLC
D-MERC SERVICES
15000 W 6TH AVE STE 203
GOLDEN, CO 80401-5047

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 43.00

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 43.00

B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

C. Total assessment and interest due $ 43.00

D. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as C above) $ 43.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

D-MERC SERVICES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 11 day of July, 20 19.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 6/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$28,760
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$28,760
2e. General Assessment @ .0015	$43
	(to page 1, line 2.A.)

D-MERC Services

15000 West 6th Ave, Suite 203
Golden, CO 80401
Telephone: 720-360-4784

March 2, 2020

To Whom It May Concern:

We are attempting to apply for access to EDGAR through the filer management site. Upon completing all of the information, we tried to "print" the Form ID to sign and notarize but it will not print.

We contacted support (202) 551-8900 and they suggested it was a pop-up blocker issue. We have checked our firewalls and disabled pop-up blockers and attempted to print the document from different computers but the document will not print. Therefore, we created a version of the Form 1 and have signed and notarized the document. Should you have any questions please do not hesitate to contact me.

Respectfully,

Lori Sarian

Lori Sarian
Managing Partner